FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Allen Overy Shearman Sterling LLP

Große Gallusstraße 14

60315 Frankfurt am Main, Germany

In connection with the offer, issuance and sale by Oesterreichische Kontrollbank (the “Bank”) of U.S.$1,250,000,000 aggregate principal amount of its 4.125% Guaranteed Global Notes Due 2029, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2025 as follows:

1.	The following additional exhibits are hereby added to the Annual Report:

Exhibit Number	Description

99.A.	Executed Opinion of RA Dr. Alexander Russ and RA Dr. Martin Oppitz, Austrian counsel to the Bank, in respect of the legality of the U.S.$1,250,000,000 aggregate principal amount of the Bank’s 4.125% Guaranteed Global Notes Due 2029
B.	Executed Opinion of Allen Overy Shearman Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$1,250,000,000 aggregate principal amount of the Bank’s 4.125% Guaranteed Global Notes Due 2029

This amendment no. 1 to the Bank’s annual report on Form 18-K/A for the year ended December 31, 2025 is intended to be incorporated by reference into the prospectus filed jointly by the Bank and the Republic of Austria, dated November 26, 2025 and any future prospectus filed by the Bank and the Republic of Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 29th day of May, 2026.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ Anish Gupta
Name:	Anish Gupta
Title:	Managing Director

/s/ Maximilian Plattner
Name:	Maximilian Plattner
Title:	Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 29th day of May, 2026.

THE REPUBLIC OF AUSTRIA

/s/ Mag. Christoph Kreutler
Name:	Mag. Christoph Kreutler
Title:	Director, Head of the Division for Export Financing, International Export Promotion Policy and State Guarantees, Ministry of Finance of the Republic of Austria

EXHIBIT INDEX

Exhibit Number	Description

99.A.	Executed Opinion of RA Dr. Alexander Russ and RA Dr. Martin Oppitz, Austrian counsel to the Bank, in respect of the legality of the U.S.$1,250,000,000 aggregate principal amount of the Bank’s 4.125% Guaranteed Global Notes Due 2029

B.	Executed Opinion of Allen Overy Shearman Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$1,250,000,000 aggregate principal amount of the Bank’s 4.125% Guaranteed Global Notes Due 2029

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